Exhibit E

RECENT DEVELOPMENTS

The information included in this section supplements the information about Panama contained in Panama’s annual report for the year ended December 31, 2006 on Form 18-K filed with the Commission on October 1, 2007. To the extent the information in this section is inconsistent with the information contained in such annual report, the information in this section replaces such information. Initially capitalized terms used in this section have the respective meanings assigned to those terms in such annual report.

Government

On April 20, 2007, the Assembly of the Republic of Panama (“Assembly”) designated Carlos A. Vallarino as Comptroller General of the Republic. President Torrijos appointed Dani Kuzniekcy as Minister of Canal Affairs, and Hector Alexander was designated Minister of Economy and Finance by President Torrijos to replace former Minister Vallarino. On April 1, 2008, Carmen Vergara replaced Alejandro Ferrer as the new Minister of Commerce and Industry. On May 12, 2008, President Martin Torrijos appointed Salvador Rodriguez as Minister of Education, Dilio Arcia as Minister of the Presidency and Gabriel Diez as Minister of Housing.

Law 41, signed by President Torrijos and passed on August 24, 2007, created the Special Regime for the Establishment and Operation of Multinational Enterprises’ Headquarters. A principal characteristic of this legislation is that it provides foreign companies the opportunity to establish their headquarters in Panama with fiscal advantages, provided their activities are focused on international rather than internal trade within the Republic. The object of this law is to attract and promote investment in the country, generate employment and the transfer of technology and to make the Republic more competitive in the global economy.

On May 8, 2008, Bill N°392, amending the Social and Fiscal Responsibility Law, was approved by the Assembly to promote sound fiscal policies and management. Once this bill is signed by the President, published in the Gaceta Oficial and enters into force, it will require any new government to present, during the first six months of its administration, a multi-year social strategy, a five-year financial plan and the macroeconomic criteria to manage public expenditures and to incentivize current savings.

The Economy

Panama’s gross domestic product (“GDP”) registered an estimated real increase of 11.2% for the fiscal year ended December 31, 2007, compared with real GDP for the fiscal year ended December 31, 2006. Panama’s ratio of public sector debt to GDP was 61.2% in 2006. As of December 31. 2007, the ratio of public sector debt to GDP was estimated to be 53.0%. The agricultural sector grew an estimated 2.1% during the fiscal year ended December 31, 2007 compared to the fiscal year ended December 31, 2006, due in part to increased corn production. The fisheries sector declined an estimated 2.2% during the fiscal year ended December 31, 2007 compared to the fiscal year ended December 31, 2006 due to a decrease in shrimp larvae production and industrial fishing. The mining sector grew an estimated 19.6% during the fiscal year ended December 31, 2007 compared with the fiscal year ended December 31, 2006, primarily due to increased production of construction materials. Manufacturing activity increased an estimated 5.7% during the fiscal year ended December 31, 2007 compared to the fiscal year ended December 31, 2006, due primarily to a rise in the processing of food and beverage products.

For the fiscal year ended December 31, 2007, the construction sector grew by an estimated 19.6% compared to fiscal year ended December 31, 2006 due to the construction of new high-rise buildings and family residences, the expansion of certain container ports and the Government’s and the Panama Canal Authority’s investments in infrastructure. The Colón Free Trade Zone (or the “CFZ”) grew an estimated 5.1% during the fiscal year ended December 31, 2007 compared to the fiscal year ended December 31, 2006 due in part to greater demand for imported goods and the recovery of national manufacturing production. The commerce, hotels and restaurant sector grew an estimated 12.7% during the fiscal year ended December 31, 2007 compared to the fiscal year ended December 31, 2006 primarily due to increased tourism. The transportation and communications sector, including Panama Canal and port activities, grew 23.5% during the fiscal year ended December 31, 2007 compared to the fiscal year ended December 31, 2006 primarily due to an increase in cargo tonnage at ports, increased air travel and the use of cellular phones and the Internet. The financial intermediation sector grew an estimated 18.7% during the fiscal year ended December 31, 2007 compared to the fiscal year ended December 31, 2006 due in part to increased banking and insurance activity. The real estate sector grew an estimated 7.3% during the fiscal year ended December 31, 2007 compared to the fiscal year ended December 31, 2006 due in part to an increase in the number of home sales and commercial leases.

The following tables set forth Panama’s GDP, including sectoral origin (in constant dollars) and percentage changes from the prior year for the period from 2003 through 2007:

Sectoral Origin of Gross Domestic Product

(in millions of dollars)(1)

	2003	2004	2005(R)	2006 (R)	2007(E)
Primary Activities:
Agriculture(2)	$958.9	$971.9	$997.0	$1,032.7	$1,053.9
Mining	120.9	136.0	136.1	161.0	192.5

Total	$1,079.8	$1,107.9	$1,133.1	$1,193.7	$1,246.4
Industrial Activities:
Manufacturing	$965.4	$985.5	$1,026.9	$1,066.7	$1,127.4
Construction	516.7	588.6	594.6	704.0	842.1

Total	$1,482.1	$1,574.1	$1,621.5	$1,770.7	$1,969.5
Services:
Public utilities	$387.0	$410.6	$433.4	$457.7	$481.1
Commerce, restaurants and hotels	1,191.9	1,298.2	1,370.0	1,524.3	1,718.5
Transportation and communications	1,408.1	1,648.0	1,866.6	2,125.1	2,614.0
Colón Free Zone	801.1	931.3	1,063.5	1,186.9	1,247.4
Panama Canal Authority	590.9	648.3	688.0	781.9	805.3
Financial intermediation	939.4	887.0	1,032.4	1,193.5	1,416.8
Real estate	1,955.6	2,103.1	2,257.4	2,384.6	2,558.5
Public administration	1,188.0	1,217.0	1,208.3	1,231.8	1,272.7
Other services	701.5	735.3	762.5	800.1	854.2

Total	$9,163.5	$9,878.8	$10,682.1	$11,685.9	$12,968.5
Plus Import Taxes(3)	$757.6	$800.9	$880.2	$944.3	$1,133.2
Less Imputed Banking Services	(300.2)	(262.5)	(289.0)	(353.3)	(367.2)

Gross Domestic Product	$12,182.8	$13,099.2	$14,041.2	$15,256.1	$16,966.1

(R)	Revised figures.

(E)	Estimated figures.

(1)	Figures are based on 1996 constant dollars.

(2)	Including fisheries.

(3)	Including value-added tax.

Source:	Office of the Comptroller General and Ministry of Economy and Finance.

Percentage Change from Prior Year for

Sectoral Origin of Gross Domestic Product

(percentage change)(1)

	2003(R)	2004(R)	2005(R)	2006(R)	2007(E)
Primary Activities:
Agriculture(2)	9.3%	1.4%	2.6%	3.6%	2.1%
Mining	35.4	12.5	0.1	18.3	19.6
Total	11.7	2.6	2.3	5.3	4.4
Industrial Activities:
Manufacturing	(3.4)	2.1	4.2	3.9	5.7
Construction	32.5	13.9	1.0	18.4	19.6
Total	6.7	6.2	3.0	9.2	11.2
Services:
Public utilities	1.4	6.1	5.6	5.6	5.1
Commerce, restaurants and hotels	5.7	8.9	5.5	11.3	12.7
Transportation and communications	12.7	17.0	13.3	13.8	23.0
Colón Free Zone	(2.0)	16.3	14.2	11.6	5.1
Panama Canal Authority	6.7	9.7	6.1	13.6	3.0
Financial intermediation	(7.2)	(5.6)	16.4	15.6	18.7
Real estate	4.7	7.5	7.3	5.6	7.3
Public administration	1.4	2.4	(0.7)	1.9	3.3
Other services	545.9	4.8	3.7	4.9	6.8
Total	10.5	7.8	8.1	9.4	11.0
Plus Import Taxes(3)	0.1	5.7	9.9	7.3	20.0
Less Imputed Banking Services	4.2	(12.6)	10.1	22.2	3.9
Gross Domestic Product	9.6%	7.5%	7.2%	8.7%	11.2%

(R)	Revised figures.

(E)	Estimated figures.

(1)	Figures are based on 1996 constant dollars.

(2)	Including fisheries.

(3)	Including value-added tax.

Source:	Office of the Comptroller General and Ministry of Economy and Finance.

The Assembly approved Panama’s 2008 budget on December 11, 2007. The 2008 budget contemplates total expenditures of $8.3 billion, with budget estimates based on an anticipated 10.0% growth in nominal GDP and an anticipated consolidated non-financial public sector deficit of approximately $923.6 million (or approximately 4.3% of nominal GDP) for 2008.

Inflation, as measured by the end-of-period CPI, was 6.5% in 2007, compared to 2.0% in 2006. The increase was primarily due to the worldwide increase in oil prices affecting various sectors of the economy, such as increased costs in energy and food production. The following table sets forth Panama’s principal price indicators for each of the years 2003 through 2007:

Inflation

(percentage change from previous period) (1)

	2003(R)		2004(R)	2005(R)	2006(R)	2007
Period Average:
Consumer Price Index	—	%(1)	0.5%	3.3%	2.3%	4.2%
Wholesale Price Index:
Imports	1.6		7.3	10.4	10.1	5.8
Industrial products	2.9		1.7	1.6	1.8	4.5
Agricultural products	(2.9)		2.6	(0.2)	3.2	6.3
All products	1.6		4.4	5.7	6.1	5.3
End of Period:
Consumer Price Index	1.7%		2.0%	3.5%	2.0%	6.5%
Wholesale Price Index:
Imports	1.9		8.7	11.2	5.2	16.5
Industrial products	0.3		2.7	1.4	2.3	6.2
Agricultural products	0.4		2.2	5.6	3.8	7.0
All products	1.0		5.3	6.2	3.9	11.4

Source:	Office of the Comptroller General and Ministry of Economy and Finance.

(R)	Revised figures.

(1)	The CPI figures for 2004 to 2007 have been calculated using a newly-adopted methodology and a revised base year of 2002. Figures for 2003 have been calculated using an earlier methodology with a base year of 1987.

Employment. In 2007, the unemployment rate decreased to 4.7% from 6.7% in 2006, primarily as a result of improved economic conditions. The following table sets forth certain labor force and unemployment statistics for the years 2003 through 2007:

Labor Force and Employment

	2003(R)	2004	2005	2006(R)	2007
	(thousands of persons)
Total Population	3,116	3,172	3,228	3,284.0	3,340
Working-Age Population	2,122	2,169	2,216	2,263.0	2,310
Labor Force
Employed	1,159.2	1,212.7	1,269.8	1,294.9	1,357.0
Unemployed	173.8	161.4	137.7	122.8	92.3

Total	1,333.0	1,374.1	1,407.5	1,417.7	1,449.3

	(annual percentage change)
Total Population	1.8%	1.8%	1.8%	1.7%	1.7%
Working-Age Population	3.3	2.2	2.2	2.1	2.1
Labor Force
Employed	4.3	4.6	4.7	2.0	4.8
Unemployed	(0.3)	(7.1)	(14.7)	(10.8)	(24.8)

Total	3.7%	3.1%	2.4%	0.7%	2.2%

	(in percent)
Labor Force:
Participation Rate(1)	62.8%	63.3%	63.5%	62.6%	62.7%
Employment Rate(2)	87.0	88.2	90.2	91.4	93.6
Unemployment Rate(3)	10.9	9.2	7.6	6.7	4.7
Of which:
Metropolitan Area(4)	13.4%	11.1%	9.6%	8.2%	5.7%

(R)	Revised figures.

(1)	Total labor force as percentage of working-age population.

(2)	Employed labor force as percentage of total labor force.

(3)	Open unemployment based on the annual August Employment Survey. The open unemployment rate excludes persons not actively looking for employment.

(4)	Including the cities of Panama and Colón.

Source:	Office of the Comptroller General and Ministry of Economy and Finance.

Public Sector Finances. Panama’s non-financial public sector balance for the fiscal year ended December 31, 2007 registered a preliminary surplus of $683.0 million (or 3.5% of nominal GDP). The methodology used to calculate the non-financial public sector deficit does not include expected Banco Nacional de Panamá dividends, the Panama Canal Authority’s net financial results or the savings generated by debt repurchase operations, all of which were included in the calculation prior to the Torrijos administration’s revision of the methodology in 2004. The revised methodology uses cash-based accounting standards.

The following table set forth the revenues, by source, and expenditures, by sector, of the consolidated non-financial public sector for the years 2003 through 2007:

Consolidated Non-Financial Public Sector Operations

(in millions of dollars)(1)

	2003(R)	2004(R)	2005(R)	2006(R)	2007(P)
Revenues:
General Government
Central Government	$1,901	$1,963.7	$2,264.8	$3,076.7	$3,651.2
Caja de Seguro Social (“CSS”)	725	796.3	827.3	898.7	1,104.0
Consolidated agencies	78	79.2	82.7	100.4	120.6

Total	2,704	2,839.2	3,174.8	4,075.7	4,875.9
Public Enterprises Operations Surplus	91	95.9	156.9	128.1	163.7
Nonconsolidated Agencies Surplus	22	38.1	98.3	37.2	184.5
Capital Revenues	49	27.5	44.2	41.6	250.0
Donations	0	0.0	0.0	0.0	31.2

Total	2,863	3,000.7	3,474.2	4,282.8	5,505.3
Expenditures:
General Government
Central Government	1,235	1,285.8	1,350.2	1,507.6	1,625.3
CSS	1,104	1,150.9	1,196.2	1,251.8	1,374.5
Consolidated agencies	149	149.2	156.3	160.9	164.7

Total	2,488	2,585.9	2,702.7	2,920.3	3,164.5
Capital Expenditures	532	501.5	466.0	530.3	973.6

Total	3,020	3,087.4	3,168.7	3,450.6	4,138.1
Balance(2)	(151)	(86.7)	305.5	832.0	1,367.3
Debt Interest Paid	471	604.3	694.0	744.3	684.2
Surplus (Deficit)	(622)	(691)	(388.5)	87.7	683.0
Overall Surplus (Deficit)	$(623)	$(691)	$(500.1)	$87.7	$683
Percentage of GDP (nominal)	(4.8)%	(4.9)%	(3.3)%	0.5%	3.5%

(P)	Preliminary figures.

(R)	Revised figures.

(1)	Figures exclude savings generated by Brady Bond repurchase operations, anticipated BNP dividends and the operational surplus of the Panama Canal Authority.

(2)	Excluding external interest payments.

Sources:	Office of the Comptroller General, Ministry of Economy and Finance and other public institutions.

Banking Sector. Total assets of the banking sector were approximately 74.1% higher at the end of 2007 than at the end of 2003. Deposits were approximately 69.9% higher at the end of 2007 than at the end of 2003. The table below sets forth information on the banking sector at December 31 for each of the years 2003 through 2007:

Banking Sector

(in millions of dollars)

	December 31,
	2003	2004	2005(R)	2006(R)	2007
Assets:
Liquid Assets:
Deposits in local banks	$1,191	$1,088	$1,414	$2,276	$2,391
Deposits in foreign banks	6,271	5,928	4,799	6,181	6,987
Other	372	367	507	613	597

Total Liquid Assets	7,834	7,383	6,721	9,069	9,976
Loans	17,389	19,900	22,905	26,609	33,418
Investments in Securities	5,398	5,760	6,857	7,162	10,200
Other assets	1,727	1,566	2,133	2,433	2,731

Total Assets	32,348	34,610	38,615	45,274	56,325
Liabilities:
Deposits:
Internal:
Official	1,920	1,795	2,289	2,441	3,405
Public	10,230	11,065	12,001	14,617	17,260
Banks	1,135	1,083	1,421	2,145	2,562

Total Internal Deposits	13,285	13,943	15,712	19,203	23,227
External:
Official	58	35	31	43	22
Public	5,889	6,235	6,589	8,181	10,644
Banks	4,367	4,319	4,765	4,518	6,206

Total External Deposits	10,314	10,589	11,385	12,743	16,872
Total Deposits	23,599	24,531	27,096	31,946	40,098
Obligations	3,685	4,478	5,154	6,140	7,434
Other Liabilities	1,046	956	1,343	1,819	1,791

Total Liabilities	28,340	29,965	33,593	39,905	49,323
Capital and Reserves	4,018	4,644	5,022	5,369	7,001

Total Liabilities and Capital	$32,348	$34,610	$38,615	$45,274	$56,325

(R)	Revised figures.

Source:	Superintendency of Banks.

Interest Rates. Interest rates show a downward trend, especially passive rates, which are consistent with international rates, and consolidate the system’s financial margin. In April 2008, the average interest rate paid by Banca Panameña for one-year deposits was 3.8125%, while the interest rate for personal credit transactions with a maturity of one to five years averaged 12.875% at the end of the month. In general terms, the differential between passive and active interest rates for Banca Panameña exceeded 4% at the end of the first quarter of 2008.

Public Debt

As of December 31, 2007, Panama’s external debt totaled $8.3 billion, up $487.3 million from December 31, 2006. Panama’s external debt as a percentage of GDP was 41.9% as of December 21, 2007. As of March 31, 2008, Panama’s external debt totaled $8.3 billion.

As of December 31, 2007, Panama’s internal debt totaled $2.2 billion, a decrease of $469.3 million from December 31, 2006. Panama’s internal debt as a percentage of GDP was 11.1% as of December 21, 2007. As of March 31, 2008, Panama’s internal debt totaled $2.3 billion.

Panama’s total public sector debt as of December 31, 2007 was $10.5 billion, up $18.0 million from December 31, 2006. Panama’s total public sector debt as of March 31, 2008 was $10.6 billion. The following tables set forth Panama’s outstanding public sector external debt by source and Panama’s outstanding public sector internal debt by source at year-end for the years 2003 through 2007:

Public Sector External Debt(1)

(in millions of dollars)

	December 31,					As of March 31,
	2003	2004	2005	2006	2007	2008
Commercial banks	$7.2	$9.3	$79.6	$8.3	$6.5	$5.6
Bonds	4,955.0	5,702.9	6,104.8	6,359.8	6,809.8	6,809.8
Multilateral agencies	1,227.7	1,212.9	1,136.1	1,183.0	1,235.4	1,256.7
Bilateral entities	313.8	294.2	259.2	237.2	224.0	220.4

Total	$6,503.6	$7,219.2	$7,579.7	$7,788.3	$8,275.6	$8,292.4

(1)	Debt stated at its outstanding principal amount and not at trading value in the secondary market.

Source:	Ministry of Economy and Finance.

Public Sector Internal Debt

(in millions of dollars)

	December 31,					As of March 31,
	2003	2004	2005	2006	2007	2008
Private Sector Sources:
Treasury notes	$500.0	$708.2	$775.1	$815.1	$565.1	$565.1
Treasury bills	218.0	236.6	192.1	249.8	206.8	199.0
Domestic bonds	60.8	31.4	21.5	13.5	2.2	2.2
Long-term private financing	5.8	14.0	2.7	2.1	22.3	32.4
Labor Notes(1)	6.4	3.9	2.6	1.2	0.0	0.0
SIACAP Bonds	345.1	307.4	269.6	231.9	198.8	182.2

Total	$1,136.0	$1,301.4	$1,263.6	$1,312.5	$995.2	$980.9
Public Sector Sources:
CSS	$516.4	$622.6	$604.2	$583.9	$563.5	$552.3
Official banking institutions(2)	505.6	833.7	783.9	768.0	636.3	757.8

Total	$1,022.0	$1,456.2	$1,388.1	$1,351.8	$1,199.8	$1,310.1
Total Public Sector Internal Debt	$2,158.0	$2,757.6	$2,651.7	$2,664.3	$2,195.0	$2,291.0

(1)	Notes issued under the Government’s early retirement program.

(2)	The remaining unpaid overdraft debt that the Central Government incurred at Banco Nacional de Panama (“BNP”) during the 1987-1989 period is reflected in this category.

Source: Ministry of Economy and Finance.

In an effort to promote the development of Panama’s capital markets, the Government continued in 2007 with a program, initiated in 2002, of Treasury Note issuances in the local market. As of March 31, 2008, outstanding Treasury Notes amounted to $565.1 million. In seven monthly auctions from September 18, 2007 to April 15, 2008, Panama issued $291.8 million of zero-coupon Treasury Bills with short-term maturities (1-year or less) in Panama’s capital markets. As of March 31, 2008, outstanding Treasury Bills amounted to $199.0 million.

During the fiscal year ended December 31, 2007, the Republic entered into the following agreements with multilateral organizations and foreign commercial banks totaling $402.9 million, summarized in the table below:

Lender	Program	Amount (in millions of US dollars)	Date signed
World Bank for Reconstruction and Development	Rural Productivity	$39.4	May 11, 2007
European Investment Bank	Clean-up of Panama Bay	$40.0	June 6, 2007
Inter-American Development Bank	Network of Opportunity Program for poverty reduction	$20.1	July 5, 2007
HSBC	Remigio Rojas Agroexportation project	$37.0	October 26, 2007
Inter-American Development Bank	Modernization of Land Management	$27.0	October 31, 2007
Inter-American Development Bank	II Sustainable Development Project for the province of Darien	$17.0	October 31, 2007
Japan Bank for International Cooperation	Clean-up of Panama Bay	$161.4	November 8, 2007
Inter-American Development Bank	Water and Sanitation	$32.0	December 5, 2007
Inter-American Development Bank	Basic Education	$5.0	December 12, 2007
Inter-American Development Bank	Social Protection	$24.0	December 22, 2007

During the first quarter of 2008, the Republic entered into the following agreements with multilateral organizations and foreign commercial banks totaling $132.8 million, summarized in the table below:

Lender	Program	Amount (in millions of US dollars)	Date signed
Inter-American Development Bank	Phase II: Social Protection	$20.2	January 15, 2008
Inter-American Development Bank	Improvement to the administration of justice	$21.6	March 13, 2008
Inter-American Development Bank	Modernization of the administration and management of the environment	$10.0	March 13, 2008
World Bank for Reconstruction and Development	Assistance for development policies	$75.0	March 20, 2008
World Bank for Reconstruction and Development	Technical assistance for public policy reforms	$6.0	March 24, 2008

International Trade

On December 19, 2006, Panama announced the completion of negotiations for a free trade agreement with the United States. In 2006, more than 96% of Panama’s merchandise exports to the United States entered duty-free considering the application of various trade preference programs designed to promote economic development, such as the Caribbean Basin Initiative and the Generalized System of Preferences. The trade promotion agreement with the United States is expected to expand and secure those benefits for Panama in the long term. Upon effectiveness, the free trade agreement will eliminate nearly 71.2% of Panama’s tariffs on industrial goods immediately, with remaining tariffs phased out over 10 years. In return, the United States will eliminate immediately 99.7% of tariffs applied to industrial goods from Panama. In July 2007, Panama’s legislature ratified the Trade Agreement, but as of May 2008, the U.S. Congress has yet to ratify the Agreement.

As of December 31, 2007, Panama’s largest trading partners for exports were the United States, Netherlands and China with exports amounting to $391.2 million, $114.8 million and $62.9 million, respectively. As of December 31, 2007, Panama’s largest trading partners for imports were the United States, The Colón Free Zone and Curaçao with imports amounting to $2.1 billion, $714.7 million and $489.2 million, respectively.

Law No. 37 of November 8, 2006 ratified the bilateral investment treaty signed with Mexico in October 2005. On January 12, 2007, the National Assembly approved Law No. 7, which implements the free trade agreement signed with Chile in June 2006. This free trade agreement entered into force on March 7, 2008, eliminating nearly 93% of Chile’s tariffs on goods immediately, with remaining tariffs phased out over 10 years.

Panama has concluded the negotiation of comprehensive free trade agreements with Costa Rica, Honduras and Guatemala. In this regard, the National Assembly approved Law No.17 of February 13, 2008 and Law No. 23 of April, 2008, which implement the free trade agreements signed with Costa Rica and Honduras, respectively. Upon effectiveness of these commercial agreements, nearly 90% of Panama’s total exports to these countries will enter duty-free.

The following table sets forth Panama’s balance of payments for the years 2003 through 2007:

Balance of Payments(1)

(in millions of dollars)

	2003	2004(R)	2005(P)	2006(P)	2007(P)
Account
Current Account:
Merchandise Trade(2)
Exports	$5,071.9	$6,078.3	$7,591.2	$8,475.6	$9,311.6
Imports	(6,274.2)	(7,616.6)	(8,907.2)	(10,201.2)	(12,624.9)

Balance	(1,202.3)	(1,538.3)	(1,316.0)	(1,725.6)	(3,313.3)
Services	1,197.7	1,331.1	1,436.3	2,213.4	2,832.4
Rent (3)	(821.3)	(1,024.3)	(1,124.9)	(1,297.7)	(1,354.5)
Unilateral Transfer(4)	246.4	219.6	245.3	257.9	258.7

Balance	(579.5)	(1,011.9)	(759.3)	(552.0)	(1,576.7)
Capital and Financial Account:
Capital Account	0.0	0.0	0.0	0.0	0.0
Financial Account	177.9	496.8	1,989.2	671.3	1,687.3
Direct Investment	817.5	1,019.1	962.1	2,574.2	1,825.1
Portfolio Investment	64.1	125.1	(557.6)	(421.2)	(1,467.5)
Other Capital	(703.7)	(647.4)	1,584.7	(1,481.7)	1,329.7
Assets	631.2	(1,542.8)	(358.9)	(3,645.2)	(4,668.9)
Liabilities	(1,334.9)	895.4	1,943.6	2,163.5	5,998.6

Balance	(461.6)	(515.1)	1,229.9	119.3	110.6
Errors and Omissions (net)	134.5	119.7	(555.1)	(56.3)	511.0
Overall Surplus (Deficit)	$(267.1)	$(395.4)	$674.8	$175.6	$621.6

Financing	267.1	395.4	(674.8)	(175.6)	(621.6)
Total Reserves	266.6	396.3	(521.3)	(166.1)	(611.4)
Use of IMF credit and IMF loans	(9.5)	(10.0)	(9.8)	(9.5)	(10.2)
Exceptional Financing(5)	10.0	9.1	(143.7)	0.0	0.0

(R)	Revised figures.

(P)	Preliminary figures.

(1)	Figures were calculated pursuant to Version V of the Balance of Payments Manual prepared by the IMF.

(2)	Includes CFZ figures.

(3)	Includes wages and investment profits.

(4)	Unilateral transfers consist of transactions without a quid pro quo, many of which are gifts and migrant transfers.

(5)	“Exceptional Financing” refers only to financing from the exchange or the repurchase of Government bonds and the capitalization of Past-Due Interest bonds. External financing raised in the international markets by the Central Government is included under the caption “Financial Account.”

IMF Relationship

Panama’s most recent standby agreement with the International Monetary Fund (“IMF”) expired in March 2002, and Panama has not requested an extension or arrangements regarding a new standby facility. Panama continues to consult with the IMF pursuant to Article 4 of the IMF Articles of Agreement.

The Panama Canal

In a national referendum on October 22, 2006, the citizens of Panama voted to approve the canal expansion project proposed by the Panama Canal Authority, and on December 6, 2006, the Cabinet approved the first $120 million of expenditures to begin work. As part of the canal expansion project, in April 2008 the canal awarded a $177 million contract to the Belgian firm Dredging International to excavate the Pacific entrance of the canal. Construction of a third set of locks is scheduled to begin in early 2009.

The Panama Canal Authority announced that toll revenues for the fiscal year ended September 30, 2007 reached $1.2 billion, an increase of 15.3% over fiscal year 2006. On July 10, 2007, the Assembly approved the Panama Canal Authority’s budget for fiscal year 2008, allocating $230.7 million to the Canal’s investment program.

The following table sets forth the Canal’s statistical and financial information for fiscal years 2003 through 2007 (each ending on September 30):

Panama Canal Principal Statistics

Fiscal Year	Number of Transits	Tolls (millions of dollars)	Long Tons of Cargo (millions)
2003	13,154	666.0	188.3
2004	14,035	757.7	200.3
2005	14,011	847.6	193.8
2006	14,194	1,026.4	211.6
2007	14,721	1,183.9	208.2

Source: Panama Canal Authority.